May 10, 2019

Jianhua Wu
Chief Executive Officer
Sharing Economy International Inc.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, China 214181

       Re: Sharing Economy International Inc.
           Amendment No. 6 to
           Preliminary Proxy Statement on Schedule 14A
           Filed April 25, 2019
           File No. 001-34591

Dear Mr. Wu:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A Amended April 25, 2019

General

1. Please provide us your analysis demonstrating that you have filed disclosure regarding your securities issuances as required by Item 3.02 of Form 8-K since November 13, 2018.
      Include in your analysis where you provided disclosure that states briefly the facts relied upon to make available the exemption from registration that you cite.
2. Please reconcile the minimum conversion price mentioned in footnote (1) on page 11 with the November 2018 and January 2019 conversions disclosed in that footnote. Also, tell us any known reasons why your disclosure in footnote (1) on page 11 regarding the shares underlying the note differs from the information in the Schedule 13G filed January 10,
      2019.
 Jianhua Wu
Sharing Economy International Inc.
May 10, 2019
Page 2
3. Please tell us the status of your transaction: (1) with Golden Value Finance Limited mentioned on page 25 of your most recent Form 10-Q; and (2) with Coassets International
      Pte Ltd. mentioned on page 11 of your Preliminary Proxy Statement on
Schedule 14A
      amended December 21, 2018.


      Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at 202-
551-3617 with any questions.



                                                         Sincerely,
FirstName LastNameJianhua Wu
                                                         Division of
Corporation Finance
Comapany NameSharing Economy International Inc.
                                                         Office of Electronics
and Machinery
May 10, 2019 Page 2
cc:       Lawrence Venick
FirstName LastName